Filed pursuant to Rule 433

Registration No. 333-156316

January 7, 2009

Final Term Sheet

USD 5,000,000,000 2.00% Global Notes due 2012

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 5,000,000,000

Denomination:	USD 1,000

Maturity:	January 17, 2012

Redemption Amount:	100%

Interest Rate:	2.00% per annum, payable semi-annually in arrears

Date of Pricing:	January 7, 2009

Closing Date:	January 14, 2009

Interest Payment Dates:	January 17 and July 17 in each year

First Interest Payment Date:	July 17, 2009 (for interest accrued from and including January 14, 2009, to but excluding July 17, 2009)

Interest Payable on First Interest Payment Date:	USD 50,833,333.33 (for aggregate principal amount of USD 5,000,000,000)

Currency of Payments:	USD

Price to Public/Issue Price:	99.878%

Underwriting Commissions:	0.10%

Proceeds to Issuer:	99.778%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	30/360

Governing Law /Jurisdiction:	German law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

ISIN:	US500769DA96

CUSIP:	500769DA9

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of Issuer:	AAA by Standard & Poor’s Ratings Services, Aaa by Moody’s Investors Service Limited and AAA by Fitch Ratings Limited.[1]

Lead Managers:	Citi
HSBC
J.P. Morgan

Co-Lead Managers:	Barclays Capital
Credit Suisse
Deutsche Bank
Goldman Sachs International
Merrill Lynch & Co.
Morgan Stanley
Nomura Securities
RBC Capital Markets
The Royal Bank of Scotland plc
UBS Investment Bank

Stabilization Manager:	J.P. Morgan Securities Ltd.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link:

http://idea.sec.gov/Archives/edgar/data/821533/000132693208000351/f02119e424b3.htm. KfW’s base prospectus relating to the notes is available through the following link:

http://idea.sec.gov/Archives/edgar/data/821533/000132693208000348/f02123e424b3.htm . Alternatively, J.P. Morgan will arrange to send you the prospectus, which you may request by calling collect: +1 212 834 4533.

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.